SEC 1815 (11-2002)

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

Commission File Number 0-22672

AURIZON MINES LTD.

(Translation of registrant's name into English)

Suite 900 - 510 Burrard Street, Vancouver, BC   V6C 3A8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F ٱ

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ٱ       No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-                      .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  AURIZON MINES LTD.

(Registrant)

Signed "Julie A. S. Kemp"

Date  September 9, 2004

By

JULIE A. S. KEMP, Corporate Secretary

*Print the name and title under the signature of the signing officer.

EXHIBITS

Exhibit Index for September 9, 2004 Form 6-K

1.0

News Release dated September 9, 2004

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ American Stock Exchange – Ticker Symbol – AZK U.S. Registration: (File #0-22672) Form 20-F News Release Issue No. 19 - 2004

SEPTEMBER 9, 2004
FOR IMMEDIATE RELEASE

AURIZON REPORTS MINERALIZATION AT THE EAST MINE
EXTENDS BEYOND THE LIMITS OF THE CASA BERARDI FAULT

Aurizon Mines Ltd. is pleased to report further results from its ongoing surface exploration program outside the West Mine, Casa Berardi Project, Quebec.

Section 157 lies 500 metres east of the East Mine and drilling of this section has revealed a flat lying mineralized quartz vein with a high grade narrow core from the Casa Berardi Fault to 300 metres south of the Casa Berardi Fault.  The vein splays into a wide mineralized quartz stockwork approximately 250 to 300 metres south of the Fault.  Vein 157 has a strike length of 300 metres and is open down dip.  The first stage of wide spacing drilling at Section 157 has defined a vein system that extends the mineralization beyond the limits of the Casa Berardi fault.  Further drilling in this area will resume after freeze up.

Best results from Vein 157 are reported below:

Hole ID	Gold Grams/tonne (assays uncut)	Length (true width)	Hole ID	Gold Grams/tonne (assays uncut)	Length (true width)
S114	7.4	3.0	S90*	20.6	3.0
S115	18.0	6.9	S93*	10.8	5.2
			S122	10.8	6.0

*previously reported

 "The results of the first stage of drilling outside the West Mine area have been successful." said Martin Demers, Principal Exploration Geologist.  "Early results at the East Mine seem to indicate that the gold system is not restricted only to the proximity of the Casa Berardi fault, but is far more extensive than previously thought.  Future exploration potential is promising."

Surface exploration program – East Mine area

Since the acquisition of Casa Berardi by Aurizon in 1998, surface exploration has centered around the West Mine, where drilling has led to the successful discovery of more than 1 million ounces of gold.  In November 2003, a wide spaced drill campaign was initiated around the East Mine area, with the objective of achieving similar success.  Data compilation of previous drilling indicates that the area around the East Mine has discovery potential similar to that of the West Mine area.  A number of significant grade intersections, from previous drilling at the limits of the East Mine, warrant follow-up drilling.

The East Mine produced 344,200 ounces between 1988 and 1997, and is accessible by ramp and shaft.

September 9, 2004

Aurizon Reports Mineralization at the East Mine
Extends Beyond the Limits of the Casa Berardi Fault

Previous exploration drilling around the East Mine was restricted to a 50 metre envelope surrounding the underground infrastructure.  The current program is primarily focussed on wide spaced drilling to define priority targets.  To date, 13 holes have been completed in the exploration program.  Further drilling is ongoing at Section 140, approximately 1,000 metres west of the East Mine, and results from this drill program will be released in the near future.

Three surface exploration rigs are currently active on the property, respectively, one on Section 140, one in the West Mine area and another, one kilometre west of the West Mine.

SECTION 157

Vein 157 - In proximity to the Casa Berardi Fault

Vein 157 contains a high grade core of consistent grade and width, (e.g. S122 and S90 - 20.6 grams per tonne of gold over 3.0 metres).  This flat lying vein, with a strike length of 300 metres, is found approximately 50 to 300 metres south of the Casa Berardi fault.

Vein 157 - 250 to 300 metres south of the Casa Berardi Fault

A large mineralized quartz stockwork with strongly disseminated sulfides is found along the dip extension of Vein 157, 300 metres south of the Casa Berardi Fault.  Here, the high grade quartz vein is found lying within a two hundred (200) metre wide gold bearing sericite-carbonate envelope.  This system appears unrelated to the Casa Berardi fault, and could indicate the presence of an untested mineralized structure south of the Casa Berardi fault similar to that found at the West Mine and Principal Zone areas.  Hole S114 encountered an intersection that lies within the sericite carbonate envelope, and returned a grade of 3.4 grams per tonnes of gold over 15 metres.

Quality Control

Drill core assays are performed on core sawed in half, with standard fire assay procedures. Spectrometric finition is used for all samples and re-assays with gravimetric finition is performed for samples containing more than 2 g/t.  Assay checking is performed on any sample yielding greater than 1.0g/tAu and on all samples related to a mineralized interval.  Primary assaying is performed by SGS laboratory of Rouyn-Noranda.  ALS Chimitec of Val-d'Or provides external referring assaying on rejects.

Drill hole planning, implementation and the quality control program is supervised by Martin Demers, geo., Principal exploration geologist , who is an appropriately qualified person as defined by National Instrument 43-101.

Additional Information

A sketch indicating the location of the drill holes described herein is attached to this news release.  If you are unable to view this information, please download this news release from Aurizon's website at http:/www.aurizon.com to which it is attached or contact the Company at the numbers listed below.  All other information previously released on the Casa Berardi project is also available on the Aurizon website.

Aurizon is a Canadian gold producer with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions.  Aurizon owns one hundred percent (100%) of the Casa Berardi property, which is accessible by road, permitted, and is on the Hydro Quebec power grid.  Aurizon also owns fifty percent (50%) of the Sleeping Giant Mine.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK".

For further information, contact David P. Hall, President or Patrick Soares, Manager, Investor Relations at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

September 9, 2004

Aurizon Reports Mineralization at the East Mine
Extends Beyond the Limits of the Casa Berardi Fault

Casa Berardi Project - 2004 Results

Results reported in the Casa Berardi East Mine

	Hole	Easting	From	To	Width	True width	Grade
			(m)	(m)	(m)	(m)	(g/t Au)
Newly Reported

Vein 157	S103	15900	237.0	238.5	1.5		2.6

	S104	15850	64.5	66.0	1.5		1.3

	S105	15743	393.0	396.0	3.0		3.0

	S106	15350	400.5	405.0	4.5	4.5	2.5
			412.5	417.0	4.5	4.5	1.5
			429.0	432.0	3.0	3.0	1.7

	S107	15400	358.5	360.0	1.5		1.7

	S108				Vein not intersected

	S110	15450	430.4	444.4	14.0	14.0	2.5
		inc.	430.4	432.3	1.9	1.9	8.3

	S111C	15450	406.0	414.0	8.0	6.0	2.3
		inc.	406.0	406.9	0.9	0.7	17.0

	S112	15550	438.0	447.0	9.0	9.0	2.8

	S114	16000	48.0	51.0	3.0		7.4
		15650	454.5	469.5	15.0	13.0	3.4
		inc	466.5	468.0	1.5	1.3	10.2

	S115	15450	276.6	283.5	6.9		18.0
		inc.	276.6	280.5	3.9		30.6

	S121	15450	442.5	451.5	9.0	9.0	3.4
		inc.	442.5	447.0	4.5	4.5	5.3

	S122	15500	448.5	454.5	6.0	6.0	10.8
		inc.	451.5	454.5	3.0	3.0	20.6
			451.5	453.0	1.5	1.5	37.7
Holes S113 and S116 abandoned

September 9, 2004

Aurizon Reports Mineralization at the East Mine
Extends Beyond the Limits of the Casa Berardi Fault

Results reported in the Casa Berardi East Mine

	Hole	Easting	From	To	Width	True width	Grade
			(m)	(m)	(m)	(m)	(g/t Au)

Previously Reported

Vein 157	S90	15650	415.5	429.0	13.5	13.5	4.1
		inc.	426.0	429.0	3.0	3.0	20.6
		inc.	426.0	426.7	0.7	0.7	80.2

	S91	15350	425.0	425.8	0.8	0.8	4.9

	S93	15450	433.1	438.3	5.2	5.2	10.8
		inc.	434.2	434.7	0.5	0.5	37.3
		inc.	435.3	436.4	1.2	1.2	27.2

	S102	15500	426.0	435.0	9.0	9.0	1.3

Section 157 at Casa Berardi Fault
	S91	15350	690.0	693.0	3.0	3.0	2.2

	S93	15450	606.0	625.5	19.5	16.0	1.1
		inc.	619.5	621.0	1.5	1.2	5.4

	S102	15500	981.0	985.5	4.5	3.4	3.5

This News Release contains "forward-looking statements", including, but not limited to, statements regarding the Company's expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this report, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon's Annual Report on Form 20-F filed with the Securities Commissions of the provinces of British Columbia, Ontario and Quebec, with the United States Securities and Exchange Commission, and with the Toronto Stock Exchange.

ONTARIO
QUEBEC
WEST MINE
EAST MINE
CASA BERARDI Project
AURIZON
Casa Berardi Project
Exploration Uptdate
Casa Berardi Gold Anomaly Plan View
WEST MINE
PRINCIPAL ZONE
EAST MINE
South Fault
Casa Berardi Fault
SECTION 140
DRILLING TARGETS
COMPOSITE SECTION
ZONE 157
DEEP DRILLING TARGET
10400E
12000E
13600E
15200E
10500N
10000N
9500N
Casa Berardi property
Mining Lease
0 400 800 m
Composite Section
Zone 157
50 metres to 300 metres south
of the Casa Berardi Fault
S
N
SEDIMENTS
MAFIC VOLCANICS
S-115
18.0/6.9
S-122
10.8/6.0
S-114
3.4/15.0
Stockwork
280 metre Track Drift
Vein
S93
10.8/5.2
S106
2.5/14.5
Casa Berardi Fault
S-106
S-122
S-115
S-114
S-102
S 93
-240m
-320m
-400m
10040mN
10120mN
10200mN
10280mN
10360mN
10440mN
10520mN
Au Relative Grade
Projected Drill Hole
Casa Berardi Fault
Track Drift
10.8 g/t / 6.0 m
Mineralization Outline
0 40 80 m

Reference: NR Issue No.19 - 2004